As confidentially submitted to the Securities and Exchange Commission on May 14, 2014.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMMUNE DESIGN CORP.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-2007174
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1616 Eastlake Ave. E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Carlos Paya, M.D., Ph.D.

President and Chief Executive Officer

Immune Design Corp.

1616 Eastlake Ave. E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen Brady

Chief Business Officer

Immune Design Corp.

601 Gateway Blvd., Suite 1020

South San Francisco, California 94080

(650) 887-6717

Laura Berezin Hogan Lovells US LLP 4085 Campbell Ave., Suite 100 Menlo Park, California 94025 (650) 463-4000	Divakar Gupta David Peinsipp Charles S. Kim Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common Stock, $0.001 par value per share

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of the additional shares of common stock that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Immune Design Corp. is submitting this Amendment No. 1 to its draft registration statement on Form S-1 (the “Draft Registration Statement”) to submit certain exhibits to the Draft Registration Statement as indicated on the Index to Exhibits. Parts I and II of the Draft Registration Statement are unchanged and have therefore been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, in the State of California, on this     day of                 , 2014.

IMMUNE DESIGN CORP.

By:
Carlos Paya, M.D., Ph.D. President, Chief Executive Officer and Director

Each person whose individual signature appears below hereby authorizes and appoints Carlos Paya, M.D., Ph.D. and Stephen Brady and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any subsequent registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

Carlos Paya, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Paul Rickey	Vice President, Finance and Administration (Principal Accounting Officer)	, 2014

Ed Penhoet, Ph.D.	Chairman of the Board	, 2014

Brian Atwood	Director	, 2014

David Baltimore, Ph.D.	Director	, 2014

William Ringo	Director	, 2014

Franklin Berger	Director	, 2014

Peter Svennilson	Director	, 2014

II-5

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of Immune Design Corp., as currently in effect.

3.2**	Bylaws of Immune Design Corp., as currently in effect.

3.3	Amended and Restated Certificate of Incorporation of Immune Design Corp., to be in effect immediately prior to the completion of this offering.

3.4	Amended and Restated Bylaws of Immune Design Corp., to be in effect immediately prior to the completion of this offering.

4.1*	Specimen Common Stock Certificate of Immune Design Corp.

5.1*	Opinion of Hogan Lovells US LLP.

10.1**	Amended and Restated Investor Rights Agreement, dated October 16, 2013, by and among Immune Design Corp. and the investors named therein.

10.2**+	Immune Design Corp. 2008 Equity Incentive Plan.

10.3**+	Form of Option Agreement under the Immune Design Corp. 2008 Equity Incentive Plan.

10.4*+	Immune Design Corp. 2014 Omnibus Incentive Plan.

10.5*+	Form of Incentive Stock Option Agreement under the Immune Design Corp. 2014 Omnibus Incentive Plan.

10.6*+	Form of Non-Qualified Option Agreement under the Immune Design Corp. 2014 Omnibus Incentive Plan.

10.7*+	Employment Agreement, by and between Immune Design Corp. and Carlos Paya, M.D., Ph.D.

10.8*+	Employment Agreement, by and between Immune Design Corp. and Wayne Gombotz, Ph.D.

10.9*+	Employment Agreement, by and between Immune Design Corp. and Stephen Brady.

10.10*+	Employment Agreement, by and between Immune Design Corp. and Jan Henrik ter Meulen, M.D.

10.11*+	Employment Agreement, by and between Immune Design Corp. and Richard Kenney.

10.12*	Employment Agreement, by and between Immune Design Corp. and Paul Rickey.

10.13+	Form of Indemnification Agreement, by and between Immune Design Corp. and each of its directors.

10.14†	Amended and Restated License Agreement, dated November 5, 2010, by and between Immune Design Corp. and the Infectious Disease Research Institute.

10.15†	License Agreement, dated October 15, 2010, by and between Immune Design Corp. and MedImmune, LLC.

10.16†	License Agreement, dated October 15, 2010, by and between Immune Design Corp. and MedImmune, LLC.

10.17†	License Agreement, dated October 15, 2010, by and between Immune Design Corp. and MedImmune, LLC.

10.18†	Letter Agreement, dated September 21, 2012, by and between Immune Design Corp. and MedImmune, LLC.

10.19†	License Agreement, dated January 16, 2013, by and between Immune Design Corp. and The University of North Carolina at Chapel Hill.

10.20†	License Agreement, dated January 1, 2009, by and between Immune Design Corp. and the California Institute of Technology.

10.21*	Office Lease, dated November 21, 2013, by and between Immune Design Corp. and Gateway Center LLC.

10.22**	Sublease Agreement, dated December 20, 2012, by and between Immune Design Corp. and The Board of Regents of the University of Washington.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously submitted.
+	Indicates a management contract or compensatory plan.
†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.